POULTON & YORDAN
                                ATTORNEYS AT LAW
--------------------------------------------------------------------------------

RICHARD T. LUDLOW

                                  May 17, 2006



H. Roger Schwall
Assistant Director
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549

                  Re:      BMB Munai, Inc.
                  Registration Statement on Form SB-2
                  Filed October 21, 2005
                  File No.: 333-129199

                  Form 10-KSB/A for the year ended March 31, 2004
                  Filed October 5, 2005
                  File No. 000-28638

Dear Mr. Schwall:

         Further to conversations with Mr. Murphy and Ms. Moncada-Terry, on January 31, 2006, we submitted correspondence to the staff supplementally responding to the comments raised by the staff in its letters dated November 23, 2005 and November 30, 2005. Following submission of those supplemental responses we engaged in several phone conferences with Mr. Murphy to discuss questions and concerns he raised in connection with the estimates of the Company's petroleum reserves contained in the reserve report of Chapman Petroleum Engineering, Ltd., the independent petroleum engineering firm retained by the Company to estimate it reserves ("original Chapman Report.") Based on those conversations, Chapman Petroleum revised the original Chapman Report ("revised Chapman Report") to address the concerns raised by the staff. Copies of both the original Chapman Report and the revised Chapman Report have been submitted to Mr. Murphy.

         Concurrent with the filing of this correspondence, the Company is filing its First Amendment to the Form SB-2 originally filed on October 21, 2005. The purpose of this letter is to alert the staff as to the location within the SB-2 of revisions made in response to staff comments and, as applicable, to either reaffirm or revise responses contained in our January 31, 2006 correspondence.

                     POULTON & YORDAN     TELEPHONE: 801-355-1341
        324 SOUTH 400 WEST, SUITE 250      FAX: 801-355-2990
           SALT LAKE CITY, UTAH 84101      POST@POULTON-YORDAN.COM

Mr. Roger Schwall
May 17, 2006
Page 2

                           LETTER OF NOVEMBER 23, 2005

Selling Security Holders, page 14

1. Disclose how the securities being registered for resale were acquired by the selling security holders.

         The securities being registered for resale were acquired by the selling security holders directly from the Company in either the private placement of shares concluded by the Company in July 2004, March 2005 or December 2005, pursuant to exemption 4(2) of the Securities Act and/or Regulation S.

2. Identify as underwriters all selling security holders who are registered broker-dealers, unless you can confirm to us that such selling security holders received their shares as compensation for investment banking services.

         Each selling security holder has confirmed that it is not a registered broker-dealer.

Form 10-KSB/A for the year ended March 31, 2004
-----------------------------------------------
Controls and Procedures, page 30
--------------------------------

1. We note that, in addition to your disclosure that the disclosure controls and procedures were not effective as of the end of the reporting period covered by the amended report, you include disclosure indicating that "your disclosure controls and procedures are now effective." Revise to expand the disclosure to explain how management has determined that disclosure controls and procedures are now effective. Make similar revisions to your Form 10-QSB/A for the quarter ended December 31, 2004.

         On April 11, 2006, the Company filed amendments to its Form 10-KSB/A for the year ended March 31, 2004 and its Form 10-QSB/A for the quarter ended December 31, 2004 to disclose how management determined that its disclosure controls and procedures are now effective.

                           LETTER OF NOVEMBER 30, 2005

                         SB-2 filed on October 21, 2005

Summary Historical Reserve and Operating Data, page 4
-----------------------------------------------------

1. Please remove the dollar signs under the production information for each period shown here and on page 33.

Mr. Roger Schwall
May 17, 2006
Page 3

         We removed the dollar signs.  (See page 4.)

Risk Factors, page 5
--------------------

         A substantial or extended decline in oil and natural gas prices..page 6
         -----------------------------------------------------------------------

2. Please include in this risk factor the fact that you currently receive materially lower prices than world market prices for crude oil and your gas price is substantially lower than that received in North America.

         Since the filing of our earlier correspondence, we have been granted monthly export quotas by the government of the Republic of Kazakhstan, which allows us to realize world market prices. We have revised this risk factor and other applicable disclosure in the registration statement to reflect that fact. (See page 6.)

3. Please include a risk factor that states under the terms of your current exploration contract you only have the right to produce until the year 2007 and that 94% of your proved reserves are scheduled to be produced after 2007. There is no guarantee whether the current license will be extended or a new commercial exploration and production contract will be granted.

         In our letter of January 31, 2006 we proposed to add the following risk factor to the top of page 8:

                  We will be unable to produce up to 94% of our proved reserves if we are not able to extend our current contract or obtain a new contract from the Republic of Kazakhstan, which would likely require us to terminate our operations.

                  Under our current contract for exploration of hydrocarbons on Aksaz, Dolinnoe and Emir fields, we have the right to produce oil and gas only until July 2007, yet 94% of our proved reserves are scheduled to be produced after July 2007. We have the ability to extend our current exploration contract to July 2009. We also have the exclusive right to negotiate a commercial production contract as per the terms of our exploration contract. If, however, we are unable to obtain a commercial production contract prior to the expiration of our exploration contract, we will lose our right to produce the reserves on our current properties. If we are unable to produce those reserves, we will be unable to realize revenues and earnings and to fund operations and we would most likely be unable to continue as a going concern.

Mr. Roger Schwall
May 17, 2006
Page 4

Business and Properties, page 28
--------------------------------

         Oil and Natural Gas Reserves, page 30
         -------------------------------------

4. You state that Chapman Engineering used oil and natural gas prices in effect during March 31, 2005, which you disclosed was $15.17 for the year ended March 31, 2005. However, the reserve report uses an oil price of approximately $21.00 per barrel, which is 38% higher than the price you disclose in the filing. Please explain this to us.

         As explained in our earlier correspondence, as dictated by Section 210.4-10(a)(2), the reserve report uses an oil price of $21.00 per barrel because that was the price per barrel of oil in the Kazakhstan domestic oil market on March 31, 2005, the date of the reserve report. By contrast, $15.17 reflects the average price per barrel we received throughout the fiscal year for the oil we sold. As you point out, the price of oil in the Kazakhstan domestic market increased significantly during the period from March 31, 2004 to March 31, 2005, not unlike the significant increases experienced in the world market during the same time period. As a result of the significant price increase during the aforementioned period, the average oil price we realized during the period from March 31, 2004 to March 31, 2005, was lower than the price at March 31, 2005.

         Production, page 31
         -------------------

5. You state that you produced no natural gas during the month of August 2005, however, you disclose 41.7 BCF of proved gas reserves. Please explain this to us.

         In accordance with the revised Chapman Report the Company has no proved gas reserves and any reference to the Company having proved gas reserves has been removed from the registration statement.

         Recent Developments, page 34
         ----------------------------

6. You indicate that you have tested several wells such as the Dolinnoe 2 and Emir 1 wells in June 2005. Please disclose the results of this testing and if you think it is representative of the wells' long-term production trends. Along bring this production up to date as possible.

         We have included additional disclosure regarding the result of testing, the status of each well and an explanation of why the Company believes the results of testing are not representative of long-term production trends. See "Production" beginning on page 29.

Mr. Roger Schwall
May 17, 2006
Page 5

         Our Properties, page 36
         -----------------------

7. You disclose that you own a 100% interest in a production license and the current royalty rate is 2%. You further disclose that when a commercial license is negotiated royalty rates can range from 2% to 6%. This would appear to give you a 94 to 98% net interest. However, we are not aware of any production contracts that are so beneficial to the grantee of the license. Disclose whether at any time the government has an option to participate or increase their net interest in the subject reserves. Provide us a copy of this contract or revise your document to make any corrections necessary in this disclosure. We may have further comment.

         As we stated in our letter of March 31, 2006, we own a 100% interest in an exploration license and the current royalty rate is 2%.

         In accordance with the Kazakhstani fiscal regime, royalty rates vary from 2% to 6% depending on annual production volume. (Please see the following royalty rate scale).

         The amount of government participation in our revenues is stipulated by our contract. The government is obligated to follow the contract terms and cannot increase its share of participation without changing appropriate legislation.

         In addition to the royalty explained above, under the tax regime, the government collects corporate income tax of 30%. The government also collects an excess profits tax, which is applied after a number of deductions, and can be as high as 60% of the profits in excess of a prescribed rate of return for the Company.

         Under this regime the Republic of Kazakhstan derives a share of production, which is comparable to many production sharing agreements around the world. The calculation of these taxes is presented in the Chapman Report. Also, a summary of the royalty provisions and applicable rates follows:

-------------------------------- ----------------- ---------------- ----------------------------------------------------
            Royalty                Exploration       Production                 Rates
-------------------------------- ----------------- ---------------- ----------------------------------------------------
Royalties shall be paid by a                                        Royalty rates for hydrocarbons shall be
user of mineral resources                                           established on a  sliding scale as a  percentage,
separately for each type of                                         determined in accordance with the extraction
minerals extracted on the               X                  X        volume, for each year of activity, based on one of
territory of the Republic of                                        the following rates:
Kazakhstan, regardless of
whether they are sold                                               Up to 500,000 tons - 2 percents;
(shipped) to buyers or used                                         500,000 tons to 1,000,000 tons - 2.5%
for ones own needs.                                                 1,000,000 tons to 1,500,000 tons - 3%
                                                                    1,500,000 tons to 2,000,000 tons - 3.5%
                                                                    2,000,000 tons to 2,500,000 tons - 4%

Mr. Roger Schwall
May 17, 2006
Page 6

                                                                    2,500,000 tons to 3,500,000 tons - 4.5%
                                                                    3,500,000 tons to 4,500,000 tons - 5 %
                                                                    4,500,000 tons to 5,000,000 tons - 5.5%
                                                                    More than 5,000,000 tons - 6%
-------------------------------- ----------------- ---------------- ----------------------------------------------------

8. Please revise your filing to give the results of the well work you disclose such as the re-entering well in the Aksaz, Emir and Dolinnoe fields and the two new wells drilled in the Dolinnoe field.

          Please see "Production" beginning on page 29 and "Recent Developments" beginning on page 32.

9. Tell us if you are the operator of all of your oil and gas properties.

         As stated in our correspondence of January 31, 2006, the Company is the operator of all of its oil and gas properties.

         Title to Properties, page 39
         ----------------------------

10. You state that you believe you have satisfactory title to all our properties. As we understand you have an interest in a license to use subsurface mineral resources and a hydrocarbon exploration contract. However, this does not imply you have title or ownership in any reserves but only a contractual right to explore and produce. Please clarify your document as necessary.

         As we proposed in our letter of January 31, 2006, we have revised the "Title to Properties" disclosure on page 36 as follows:

         Title to Properties

                  We hold an exploration contract from the Republic of Kazakhstan that grants us the right for exploration and test production of hydrocarbons on the ADE Block and the Extended Territory. Our rights to these properties will terminate in June 2007 unless we are able to negotiate an extension of our current exploration contract or we are granted a commercial production contract.

Results of Operations, page 42
------------------------------

         Costs and Operating Expense, page 44
         ------------------------------------

11. You state that you incurred $206,929 in "selling expenses" during the fiscal year ended March 31, 2005 but these costs were not included as operating costs. Please explain to us what this is.

Mr. Roger Schwall
May 17, 2006
Page 7

         As we explained in our earlier correspondence, we did not exclude "selling expenses" from operating costs. Selling expenses are included in the loss from operations as disclosed in the Consolidated Statements of Loss. However, based on the staff's concerns that the presentation may be confusing, as we proposed in our letter of January 31, 2006, we have revised this disclosure to present a single line item for "oil and gas operating expenses" that discloses all oil and gas operating expenses in a single line item, including selling expenses. The selling expenses were primarily transportation costs. (See page 43.)

         Revenue and Production, page 46
         -------------------------------

12. As you produced 41,456 barrels of oil for the three months ended June 30, 2005 and derived revenues of $662,637 in the same period it would appear that your average oil price was $15.98 per barrel and not $17.98 as you disclose. Also for the three months ended June 30, 2004 it appears the average oil price should be $10.43 per barrel. Please revise your document or explain to us why it is not necessary.

         As stated in our letter of January 31, 2006, during the three months ended June 30, 2005 we produced 41,456 barrels of oil but only sold 36,854 barrels. The remaining barrels were placed into storage at our oil storage facility. Average oil price was calculated based the number of barrels sold, not the number of barrels produced. In other words, during the period we produced 41,456 we sold 36,854 barrels and realized revenue of $662,637, which equates to average price of $17.98 per barrel and retained in storage 4,602 barrel in storage.

         The same situation occurred during the three months ended June 30, 2004, when we produced 11,405 barrels of oil but sold only 8,995 barrels of oil. The difference was placed in storage.

         As we previously proposed, we have amended the registration statement to provide a footnote to "Average Sales Price" to disclose that the Company may, at times, produce more barrels than it sells in a given period. The average sales price is calculated based on the average sales price per unit sold, not per unit produced. (See page 42.)

Notes to the Consolidated Financial Statements, page F-7
--------------------------------------------------------

         Long Term Liabilities, page F-16
         --------------------------------

13. Tell us who PGS Reservoir Consultants are and the services they provide to you.

         As we stated in our prior correspondence, PGS Reservoir Consultants, a division of Petro Geo-Services ASA, is an independent service engineering

Mr. Roger Schwall
May 17, 2006
Page 8

company retained by the Company to interpret and analyze 2D Soviet seismic data of the ADE Block.

Supplementary Financial Information on Oil and Natural Gas Exploration Development and Production Activities (unaudited), page F-23
--------------------------------------------------------------------------------

14. Tell us why if you had 41.7 BCF of proved developed gas reserves, you had no gas production during FY 2005. Unless you can show evidence of long term gas contracts or a robust spot market we do not believe the gas reserves can be classified as proved. Tell us the source of the $0.50 per Mcf gas price used by the consultant in his report.

         As discussed above, and consistent with the revised Chapman Report, the Company does not currently have proved developed gas reserves, therefore all reference to such has been removed from the registration statement.

15. It appears from your oil production during FY 2005 it will take 198 years to produce just your developed oil reserves and 33 years to produce the proved producing reserves assuming oil production does not change. As all production will decline over time explain to us how this amount of developed reserves meets the requirements of reasonable certainty to be produced under Rule 4-10(a) of Regulation S-X.

         The Chapman Report has been revised to address the staff's concerns with regard to this issue and to comply with Rule 4-10(a) of Regulation S-X.

16. There are several material differences between the undiscounted and discounted before and after tax cash flow numbers in the reserve report compared to the SMOG numbers in the filing. Please explain.

         Based upon the revisions to the original Chapman Report, the SMOG numbers have been revised to match the undiscounted and discounted before and after tax cash flow numbers in the reserve report.

                       Reserve Report as of April 1, 2005

17. We note for the proved developed consolidation of the 5 wells on the ADE Block you have assumed production will increase from 874.4 barrels of oil per day to 1,887.5 barrels of oil per day. Tell us what the current production from these wells are and the basis of assuming production from the existing wells will more than double in 2006.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly. As disclosed above, a copy of the revised Chapman report was previously provided to Mr. Murphy.

Mr. Roger Schwall
May 17, 2006
Page 9

18. You have estimated each of these proved developed wells to have proved reserves of over 2.7 million barrels per well. Tell us how you arrived at this estimate and why it meets the requirements of reasonable certainty under Rule 4-10(a) of Regulation S-X.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

19. We note that the decline rate of the Aksaz 1, 4 and the two proved undeveloped wells are estimated to be 2.0% per year. Tell us how you arrived at this estimated decline rate. We also note a very modest rise in the GOR over time for these wells. Tell us how you estimated this.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

20. Tell us the reason you make capital investments of $2 million in the 2005 and $3,500 million in 2006 for the proved developed reserves in the ADE Block.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

21. You cannot reduce the fixed costs after five years based only on an assumption that operations will "reach stability" by then. If costs are fixed, then it cannot be assumed that they will be materially lower at some point in the future. We are not clear on how fixed costs could change so dramatically but if these costs actually are materially reduced at sometime in the future, then at that time you may use lower costs in the reserve estimates. Until then please revise your estimate based on current fixed costs being held constant as required by Rule 4-10(a) of Regulation S-X.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

22. It is not appropriate to not attribute some general administration costs to the field operations. Please revise your estimate to incorporate these into your reserve estimate.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

Mr. Roger Schwall
May 17, 2006
Page 10

23. Provide us with the oil gravity and the reasons 80 and 160 acres and 30% are reasonably certain for the drainage area and the recovery factor for these wells. We do not feel that only anecdotal evidence about recovery efficiency is sufficient for proved reserves. Tell us the reservoir drive mechanism you assumed and the bubble point pressure of each of the reservoirs. Tell us the reason for assuming the gas-oil ratio will remain relatively stable over the productive life of the reservoir.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

24. Tell us if you have core data and what that information is. Tell us the permeability values of the reservoirs in each field.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

25. Tell us if you limited proved reserves to lowest and highest known oil by well penetration.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

26.      Tell us the total life of the proved reserves for each reservoir.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

27. We note the Dolinnoe #1 well has declined at an approximate rate of 40% per year in 2004 and 2005. Therefore, it appears that your forecasted rates and decline rate cannot be supported. Please revise the reserves based on the actual performance to date.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

28. For the Emir proved undeveloped wells it is not appropriate to assume productive rates 3 times higher than the rates actually seen in the Emir #1 well. Please revise your estimates accordingly.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

Mr. Roger Schwall
May 17, 2006
Page 11

29. It is not clear to us why 2 offset PUD Emir wells will have more than 5 times the reserves of the proved developed well. If this is due only to the initial higher production rates assigned to these wells, then the reserves should be reduced as the rates are reduced on the comment above. If there are other reasons for these higher reserves please indicate them to us or alternatively reduced the reserves.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

30. Tell us if you attribute proved reserves to the Lower Triassic interval in any of the three fields on the ADE Block. If so, tell us which ones. Tell us if the Lower Triassic has been production flow tested in any of the fields. If so, tell us the fields it was tested in and the results.

         This matter has been addressed with Mr. Murphy and the original Chapman Report and the registration statement have been revised accordingly.

         We believe this correspondence, coupled with our letter of January 31, 2006, the revised Chapman Report and the first amendment to the registration statement being filed simultaneously with this letter address the concerns that have been raised by the staff. If you have any questions or require additional information, please contact me directly.

                                                    Very truly yours,

                                                    POULTON & YORDAN

                                                    Richard T. Ludlow
                                                    Attorney at Law